Shareholder meeting

On March 7, 2005, the Annual Meeting of the Fund was held to elect five Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 20,554,644 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes for each Trustee -tabulated as follows:

                                                               WITHHELD
                                            FOR                AUTHORITY
------------------------------------------------------------------------
James F. Carlin                             20,376,783         168,058
William H. Cunningham                       20,377,228         167,613
Richard P. Chapman, Jr.                     20,372,754         172,087
James A. Shepherdson*                       20,381,471         163,370

*James Shepherdson resigned effective July 15, 2005.

The preferred shareholders elected Patti McGill Peterson to serve as the Fund's Trustee until her successor is duly elected and qualified, with the votes tabulated as follows: 9,780 FOR, 0 AGAINST, 23 ABSTAINING.

The common and preferred shareholders ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditor for the fiscal year ending July 31, 2005, with votes tabulated as follows: 20,361,952 FOR, 81,414 AGAINST and 111,278 ABSTAINING.